NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the following securities issued by Safety First 2008-1 Trust (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Principal-Protected Trust Certificates Linked to the S&P 500 Index, the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Stock Average Due March 6, 2014 (suspended: 3/6/2014) symbol: ATA

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(2), as NYSE Regulation has been notified that, on March 6, 2014, the issuer liquidated the securities listed above at a rate of $10.62400000 per unit. Accordingly, trading in the issue was suspended before the opening on the date specified above.